UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 24, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk successfully completes phase 1b/2a trial with subcutaneous amycretin in people with overweight or obesity

Bagsværd, Denmark, 24 January 2025 – Novo Nordisk today announced topline results from a phase 1b/2a clinical trial with amycretin, a unimolecular GLP-1 and amylin receptor agonist intended for once weekly subcutaneous administration.

The trial investigated the safety, tolerability, pharmacokinetics, and proof-of-concept after once-weekly subcutaneous administrations of amycretin in 125 people with overweight or obesity. The trial was a combined single ascending dose, multiple ascending dose and dose-response trial investigating three different maintenance doses with a total treatment duration of up to 36 weeks.

The primary endpoint was treatment emergent adverse events. The safety profile of amycretin was consistent with incretin-based therapies. The most common adverse events with amycretin were gastrointestinal and the vast majority were mild to moderate in severity.

When evaluating the effects of treatment if all people adhered to treatment1 from a mean baseline body weight of 92.7 kg, people treated with amycretin achieved an estimated body weight loss of 9.7% on 1.25mg (20 weeks), 16.2% on 5mg (28 weeks) and 22.0% on 20mg (36 weeks). People treated with placebo experienced an estimated 1.9%, 2.3% and 2.0% body weight gain, respectively.

“We are very encouraged by the subcutaneous phase 1b/2a results for amycretin in people living with overweight or obesity,” said Martin Lange, executive vice president for Development at Novo Nordisk. “The results seen in the trial support the weight lowering potential of this novel unimolecular GLP-1 and amylin receptor agonist, amycretin, that we have previously seen with the oral formulation.”

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1 If all people adhered to treatment i.e. if all people followed the planned dosing schedule for the full trial period without any treatment discontinuations.

Based on the results, Novo Nordisk is now planning further clinical development of amycretin in adults with overweight or obesity.

About amycretin

Amycretin is a unimolecular long-acting GLP-1 and amylin receptor agonist under development by Novo Nordisk, to provide an efficacious and convenient treatment for adults with overweight or obesity and as a treatment for adults with type 2 diabetes. Amycretin is developed for oral and subcutaneous administration.

About the Phase 1b/2a subcutaneous amycretin trial

The trial was a randomised, placebo-controlled and double-blinded study assessing the safety, tolerability, pharmacokinetics, and proof-of-concept after subcutaneous administration of amycretin in people with overweight or obesity. The trial was conducted in 5 parts: A single ascending dose (Part A) for determination of pharmacokinetics and starting dose for the first multiple dose cohort in which the safety and tolerability were explored using dose escalation until 36 weeks of total treatment duration (Part B). Lastly, in the proof-of-concept part, body weight loss was explored for up to 36 weeks of dosing by escalating to dose levels of 1.25 mg, 5 mg, and 20 mg, respectively, dosed for 12 weeks (Part E, D and C).

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 72,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Max Ung +45 30776414 mxun@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 4 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 24, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer